FILED BY TENARIS S.A. PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
                                 SUBJECT COMPANY: TUBOS DE ACERO DE MEXICO, S.A.
                                               EXCHANGE ACT FILE NO.: 333-106778

(Logo)        TENARIS                                              PRESS RELEASE

TENARIS MAKES EXCHANGE OFFER FOR TAMSA SHARES AND ADSS

Luxembourg, August 11, 2003 - Tenaris S.A. (TS: NYSE, Buenos Aires, Mexico and
TEN: MTA Italy), announced today that it has launched an exchange offer in the United States to acquire all the shares and ADSs of Tubos de Acero de Mexico S.A. (TAM: AMEX and TAMSA: Mexico) ("Tamsa") that it does not already own directly or indirectly. The exchange offer is made subject to the terms and conditions of the prospectus dated August 8, 2003, and the related letter of transmittal, and will expire at 5:00 p.m. New York City time (or 4:00 P.M., Mexico City time) on September 12, 2003.

Tenaris further announced that Tamsa intends to terminate the deposit agreement relating to the Tamsa ADSs effective on September 12, 2003, and that Tenaris and Tamsa have petitioned the Mexican Stock Exchange to delist Tamsa's shares, subject to applicable law, effective on August 11, 2003. Tenaris further anticipates that, following consummation of the exchange offer, Tamsa will no longer meet the listing requirements of the American Stock Exchange for continued listing and that, as a result, Tamsa will, as soon as possible thereafter, petition the American Stock Exchange to delist the Tamsa shares and ADSs, subject to applicable law.

Under the terms of the exchange offer, Tenaris is offering to exchange:

     o   one Tenaris ADS (representing ten Tenaris ordinary shares) for every
         1.8904 Tamsa ADSs tendered; and

     o   one Tenaris ADS for every 9.452 Tamsa common shares tendered.

Holders of Tamsa ADSs who have not tendered their Tamsa ADSs into the exchange offer by the expiration date will be deemed to have instructed JPMorganChase, the depositary for Tamsa's ADR program (the "Tamsa depositary"), to tender their Tamsa ADSs in exchange for Tenaris ADSs. In order to receive Tenaris ADSs in exchange for Tamsa ADSs tendered by the Tamsa depositary on their behalf, however, holders of Tamsa ADSs must surrender their Tamsa ADSs certificates to the Tamsa depositary by March 12, 2004; otherwise, the Tamsa depositary may sell the Tenaris ADSs held by it for cash.


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Holders of Tamsa shares who wish to participate in the exchange offer must deposit their shares in exchange for Tamsa ADSs with the Tamsa depositary prior to 5:00 p.m., New York City time (or 4:00 p.m., Mexico City time) on September 10, 2003.

Holders of Tamsa ADSs who do not wish to exchange their Tamsa ADSs for Tenaris ADSs must surrender their Tamsa ADSs certificates to the Tamsa depositary and withdraw the deposited Tamsa shares underlying their Tamsa ADSs prior to the expiration of the exchange offer. It is strongly recommended that these procedures be complied with no later than 12:00 noon, New York City time (or 11:00a.m., Mexico City time) on September 12, 2003, in order to ensure that the underlying deposited Tamsa shares are effectively withdrawn. Failure to effectively withdraw the Tamsa shares underlying the Tamsa ADSs will result in such Tamsa ADSs being tendered into the exchange offer.

The exchange offer follows a multi-jurisdictional exchange offer completed by Tenaris in December 2002 for all the outstanding shares and ADSs of Tamsa and Siderca S.A.I.C., the Argentine seamless pipe producer, and all the outstanding shares of Dalmine S.p.A, the Italian seamless pipe producer. Subsequent to that exchange offer, the shares and ADSs of Siderca and the shares of Dalmine were delisted from the respective stock exchanges on which they were listed following cash tender offers made by Tenaris in accordance with Argentine and Italian law, respectively, for the remaining shares and ADSs of Siderca and shares of Dalmine not exchanged pursuant to the 2002 exchange offer.

In addition to launching the exchange offer described above, in connection with the December 2002 exchange offer and the petition to delist Tamsa's shares from the Mexican Stock Exchange and as required by Mexican law, Tenaris has established a fiduciary account (fideicomiso) in Mexico for a period of six months into which it has deposited the number of ordinary shares necessary to acquire any Tamsa shares held in Mexico at the exchange rate of one Tenaris share for every 0.9452 Tamsa share. The exchange of shares through this fiduciary account is subject to terms and conditions approved by the Mexican securities regulator. U.S. persons or persons acting on behalf of U.S. persons may not acquire Tenaris shares through this fiduciary account, as the Tenaris shares offered through this fiduciary account will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), and such Tenaris shares may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

Tenaris currently holds, directly or indirectly, 94.4% of Tamsa's shares. Tenaris will issue new ordinary shares in exchange for the Tamsa shares and ADSs tendered into the exchange offer or exchanged through the fiduciary account established in Mexico. If all the outstanding Tamsa shares and ADSs not held, directly or indirectly, by Tenaris are exchanged pursuant to the exchange offer or through the fiduciary account established in Mexico, Tenaris will issue 19,963,912 new shares (in the form of shares or ADSs, as applicable) and will have a total of 1,180,664,706 shares issued and outstanding.

TENARIS URGES INVESTORS TO READ IN THEIR ENTIRETY, BEFORE MAKING ANY DECISION, THE REGISTRATION STATEMENT, PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors are able to obtain the documents filed with the SEC from the SEC's website at http://www.sec.gov.

Questions and requests for assistance or additional copies of the prospectus, the letter of transmittal and any other documents relating to the exchange offer in the United States may be directed to the information agent or the exchange agent at their respective addresses and telephone numbers set forth

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below. These same documents will also be available from Tenaris's website at
http://www.tenaris.com. Information on or accessible through this website is not part of this press release.

Holders of Tamsa shares or ADSs may also contact their brokers, dealers, commercial banks, trust companies or other nominees for assistance concerning the exchange offer.

      The information agent for                   The exchange agent for
        the exchange offer is:                    the exchange offer is:

        GEORGESON SHAREHOLDER                       JPMORGAN CHASE BANK
      17 STATE STREET 10TH FLOOR          C/O EQUISERVE CORPORATE REORGANIZATION
          NEW YORK, NY 10004                          P.O. BOX 43006
BANKS AND BROKERS CALL: (212) 440-9800       PROVIDENCE, RI 02940-3006, U.S.A.
     ALL OTHERS CALL TOLL FREE:
          (866) 423-4876



This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares or ADSs. The exchange offer is made solely by the prospectus and the related letter of transmittal and is not being made to, nor will tenders be accepted from or on behalf of, holders of shares or ADSs in any jurisdiction in which the making of the exchange offer or acceptance thereof would not be in compliance with the laws of such jurisdiction. In those jurisdictions where the applicable laws require that the exchange offer be made by a licensed broker or dealer, the exchange offer shall be deemed to be made on behalf of the dealer manager or one or more registered brokers or dealers licensed under laws of such jurisdiction.

Tenaris is a leading global manufacturer of seamless steel pipe products and provider of pipe handling, stocking and distribution services to the oil and gas, energy and mechanical industries and a leading regional supplier of welded steel pipes for gas pipelines in South America. Organized in Luxembourg, it has pipe manufacturing facilities in Argentina, Brazil, Canada, Italy, Japan, Mexico and Venezuela and a network of customer service centers present in over 20 countries worldwide.